

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2018

Paul Richerdson
Group Chief Financial Officer
WPP plc
27 Farm Street
London, United Kingdom, W1J 5RJ

      Re: WPP plc
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 30, 2018
           Response filed August 9, 2018
           File Number 001-38303

Dear Mr. Richerdson:

      We have reviewed your August 9, 2018 response to our comment letter and have the following comment.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

General

1.   We note your response to comment 2 in our letter dated July 24, 2018. You state regarding Memac and Mindshare Lebanon that the Syrian contacts did not involve government clients. You make no such statement regarding the services provided in Syria by JWT LL. Please clarify for us whether JWT provided advertising services to Syrian government clients and, if so, describe the advertising services provided.

      You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant at 202-551-3835 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications

cc: Andrea Harris, Esq.